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SEC FILE NUMBER
8 - 67932

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AVATAR SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

148 MADISON AVENUE, 5th FLOOR

(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

OMAR KATHWARI	(917) 774-3696	OMAR@AVATARSECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA ATTN: ROGER HITCHUK, CPA

(Name – if individual, state last, first, and middle name)

375 PASSAIC AVENUE, SUITE 200	FAIRFIELD	NJ	07004
(Address)	(City)	(State)	(Zip Code)

02/24/09	3397
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, OMAR KATHWARI, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AVATAR SECURITIES, LLC, as of DECEMBER 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINO A. SMITH
Commission # 50032333
Notary Public, State of New Jersey
My Commission Expires
February 12, 2026

Signature:

Title:
MANAGING MEMBER

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

Report of Independent Registered Public Accounting Firm

To the Members of Avatar Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avatar Securities, LLC (the "Company") as of December 31, 2024, and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 27, 2025

AVATAR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 2,472,479
Investments in securities, at fair value	247,782,598
Due from clearing broker	179,165,637
Security deposits	190,888
Leasehold improvements (Net of accumulated amortization of $39,912)	-
Operating lease asset (Net of accumulated amortization of $1,595,220)	1,079,425
Preferred shares	2,010,000
Prepaid expenses and other assets	73,437
TOTAL ASSETS	$ 432,774,464

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Securities sold short, at fair value	$ 309,377,182
Operating lease liability	1,347,354
Accounts payable and accrued expenses	4,576,544
TOTAL LIABILITIES	315,301,080
Members' equity	117,473,384
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 432,774,464

The accompanying notes are an integral part of this financial statement.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Avatar Securities, LLC (the "Company") was organized as a limited liability company in the State of Delaware in May 2008. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Nasdaq OMX PHLX and the Financial Industry Regulatory Authority.

The Company currently has three classes of membership interests: Class A, Class B and Class C. Each class is assigned certain rights and obligations pursuant to an operating agreement. The Class A membership interests are reserved for those members that actively manage the Company and share in the overall profits and losses. The Class B membership interests are reserved for those members that wish to become proprietary traders for the Company and share in the profits and losses of the trading accounts within the Company. The Class C membership interests are reserved for those members that participate financially in one or more of the trading strategies of the Company.

Nature of Business

The Company's business is that of an off floor proprietary securities trader. It began its trading operations in January 2009, and uses one clearing broker for execution and settlement of securities transactions.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The books and records of the Company are kept on the accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Owned (continued)

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement. See Note 3 for further discussion.

Revenue Recognition

Securities transactions and the related trading gains or losses are recorded on the trade date basis.

Trading Transaction Fees

Trading transaction fees and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentration of Credit Risk

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2024, the Company held cash balances, principally at one financial institution, that exceeded the $250,000 FDIC insurable limit by $2,222,479. The Company believes it mitigates its risk by investing in or through major financial institutions.

Depreciation and Amortization

Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

Accounting for Leases

In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company adopted the new guidance beginning in December 2020. Adoption of the standard did not have a material impact on the Company's operations or cash flows.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, and derives all of its revenue from its own proprietary trading accounts. The Company has identified its Managing Members as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 3- FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NOTE 3- FAIR VALUE MEASUREMENT (continued)

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

Assets	Level 1	Level 2	Level 3	Total
Investments in securities, at fair value	$ 247,280,378	$ 502,220	$ -	$ 247,782,598
Preferred shares	-	-	2,010,000	2,010,000
Total	$ 247,280,378	$ 502,220	$ 2,010,000	$ 249,792,598
% of Total	98%	1%	1%	100%
Liabilities				
Securities sold short, at fair value	$ 308,583,731	$ 793,451	$ -	$ 309,377,182
Total	$ 308,583,731	$ 793,451	$ -	$ 309,377,182
% of Total	99%	1%	-	100%

NOTE 4- DUE FROM CLEARING BROKER

The amount due from clearing broker at December 31, 2024 was $179,165,637.

The Company clears certain of its proprietary transactions through a broker-dealer on a fully disclosed basis. The amount due from the clearing broker relates to the aforemetioned transactions and is collateralized by securities held for the Company by the clearing broker.

NOTE 5- NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $21,856,929, which exceeded their minimum net capital requirement of $305,103 by $21,551,826. The Company's net capital ratio was 0.21 to 1.

NOTE 6- INCOME TAXES

The Company is not subject to income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2021.

NOTE 7- RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement ("ESA") with Avatar Trading Group LLC, a class A member. The agreement contains provisions for services provided to the Company for office services, general and administrative support and trading software and hardware maintenance. Compensation for the services covered under the agreement is $250,000 per month and can be reset or re-evaluated on a quarterly basis. This amount is included in administrative support expenses, technology services expenses and office expenses on the Statement of Operations. There were no amounts due to Avatar Trading Group LLC at December 31, 2024.

NOTE 7- RELATED PARTY TRANSACTIONS (continued)

On September 4, 2024, the Company purchased 847,278 shares of Think Alpha Holdings, Inc. for $1,999,999.72. There is common ownership between Think Alpha Holdings, Inc. and Avatar Trading Group LLC, a class A member of the Company. The Company has a software licensing agreement with Think Alpha Holdings, Inc. and uses the licensed technology for risk management and software development. The Company made payments related to this software licensing agreement totaling $1,220,000 during the year ended December 31, 2024.

NOTE 8- COMMITMENTS AND CONTINGENCIES

The Company has operating leases for office space in New York, NY, Chicago, IL, Austin, TX, and Phoenix, AZ. In accordance with ASC 842, the Company has recorded a right-of-use asset and a lease liability based on the present value of the future payments calculated with a 7.5% discount rate. Annual rentals are charged to current operations.

The Company's future annual rental commitments for its operating leases together with their present value as of December 31, 2024 are as follows:

Year Ending December 31	Amount
2025	$ 532,739
2026	480,154
2027	395,827
2028	83,464
Total	$ 1,492,184
Less: Discount to Present Value	(144,830)
Present Value of Lease Liability	$ 1,347,354

The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2024 or during the year then ended.

NOTE 9- SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

NOTE 9- SIGNIFICANT GROUP CONCENTRATION OF RISK (continued)

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2024, due from clearing broker, as reflected on the statement of financial condition, consisted substantially of cash due from this clearing broker.

NOTE 10- GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2024 or during the year then ended.

NOTE 11- SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through February 27, 2025, the date the financial statement was issued, and no material events have been identified which require disclosure.